NEWS RELEASE

Uranium Moratorium Not Applicable to C Zone Resource and All Other Principal Assets

Dated: April 9, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX.V: CXX) ("Crosshair" or the "Company") announces that the legislation recently passed by the Nunatsiavut Government does not affect Crosshair’s principal assets. Legislation has been passed that places a three year moratorium on uranium mining within the Nunatsiavut’s self-governed Labrador Inuit Lands (LIL). Crosshair wishes to remind the market and its shareholders that 92% of Crosshair’s property falls outside of LIL. In addition, all of the Company’s principal assets, including the 4.5 kilometre long mineralized corridor that runs from C Zone to Armstrong, fall outside of LIL and are therefore not impacted by this legislation.

Although the moratorium does not apply to exploration activities, all of Crosshair’s future efforts will be directed at continuing to advance the 92% of Crosshair’s property that does not fall within LIL. Drilling and exploration activities currently proposed will continue as planned.

The 8% of Crosshair’s property that falls within LIL is comprised primarily of mineral claims that are in good standing under Newfoundland and Labrador Government work assessment requirements for periods ranging from 2012 to 2017, meaning that no material work is required in this area for the next four years. Currently, no material assets fall within these mineral claims. Crosshair will not actively explore within the 8% of the property that falls within LIL while the moratorium continues.

Attached to this press release, in the versions to be filed on SEDAR, EDGAR and on the Company web site, is a map showing the property outline in relation to LIL, and our areas of proposed 2008 exploration activity. In addition, a second map is attached which shows in detail the 4.5 kilometre long C-Zone mineralized corridor and its position in relation to LIL.

As we suggested in our April 1 letter to shareholders, which is available on SEDAR and the Company web site, the Nunatsiavut Government has proposed the 3 year time frame to allow it time to develop and adopt an applicable mining policy and to arrange the expertise required to regulate mining on their heritage lands. There simply aren’t any companies in Labrador that could have commenced Uranium mining during the next three years. If a permanent banning of uranium mining would have been their objective, they would not continue to encourage exploration activities.

While the moratorium begins immediately, it does not apply to the exploration of uranium and in fact the Nunatsiavut Government is committed to continuing to work with mining companies. “We are prepared to work with any company wanting to conduct exploration within our territory,” said the Lands and Resources Minister William Barbour. Barbour further states, “We are a new government, established on December 1, 2005, and we do not yet have the necessary tools for evaluating the impacts of large-scale development projects on our lands, nor for protecting the environment in light of these projects”. “During the next three years we will place focus on establishing a lands administration system, developing an Environmental Assessment Act and environmental protection legislation.”

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 720 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Map
Area
Areas of proposed
2008 Exploration
Activity
12617M
12618M
9781M
12616M
C Zone
Area-1
Armstrong
11833M
See detailed map
9783M
11770M
Croteau Lake
11396M
10716M
10715M
10723M
10720M
10717M
0368M
Madsen Lake
10719M
14515M
10718M
Labrador Inuit Lands
13635M
13634M
10722M
10367M
-5
0
5
10
Kilometres
13427M
CROSSHAIR
Central Mineral Belt Project
Claims Location Map
NTS: 13 K
Figure
Scale: 1:250,000
DATUM NAD27
Date: Apr 2008